FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of June 2004
                                  15 June 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Board Appointments released on
                15 June 2004





                                                                   15 June 2004

         BRITISH SKY BROADCASTING STRENGTHENS BOARD WITH APPOINTMENT OF
                            NON-EXECUTIVE DIRECTORS
                AND ADOPTS REVISED CORPORATE GOVERNANCE POLICIES


British Sky Broadcasting Group plc (the "Company") today announced that Nicholas Ferguson has been appointed as an additional independent non-executive Director of the Company with effect from 15 June 2004 and that Andy Higginson will also join the Board as an additional non-executive Director with effect from 1 September 2004.

Mr Ferguson, aged 55, is Chief Executive Officer of SVG Capital, a publicly quoted private equity group. He is Chairman of SVG Advisers Limited and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art.

Mr Higginson, aged 46, is Finance and Strategy Director of Tesco plc. He was appointed to the Board of Tesco in 1997 having previously been the Group Finance Director of the Burton Group PLC. He is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance and a non-executive Director of C&J Clark Limited.

On 14 November 2003, the Company announced that it had established a Corporate Governance Committee chaired by Lord Wilson of Dinton to examine all the relevant codes and statutory obligations and their impact on the processes of the Board and composition of its Committees. The Committee has now concluded its review, as a result of which all of its recommendations were approved by the Board unanimously on 15 June 2004. Amongst the recommendations approved by the Board with immediate effect are the following:

- Independent non-executive Directors will be in a majority on the Board, and the Chairman will be included within the overall Board member count for this purpose. As a result of the appointments of Mr Ferguson and Mr Higginson, the Board will comprise fifteen members, of which eight will be independent non-executive Directors, two executive Directors, and the remainder comprise the other non-executive Directors and the Chairman.

- The Audit Committee will be composed entirely of independent non-executive Directors. Accordingly, on joining the Board, Andy Higginson will also be appointed as a member of the Audit Committee, and David DeVoe and Arthur Siskind have resigned from the Audit Committee. The Audit Committee will comprise Allan Leighton (Chairman of the Committee), Gail Rebuck and Andy Higginson on his appointment, all of whom are independent non-executive Directors.

- The Remuneration Committee will be composed entirely of independent non-executive Directors. Nicholas Ferguson has been appointed as a member of, and Rupert Murdoch and David DeVoe have resigned from, the Remuneration Committee. Jacques Nasser has been appointed as Chairman of the Committee. The Remuneration Committee now comprises Jacques Nasser, David Evans and Nicholas Ferguson, all independent non-executive Directors.

- The Nominations Committee has been merged with the Corporate Governance Committee to form the Corporate Governance and Nominations Committee. The Corporate Governance and Nominations Committee will consist of a majority of independent non-executive Directors. Lord St John of Fawsley has resigned from the newly merged Committee. The Corporate Governance and Nominations Committee comprises Lord Wilson of Dinton (Chairman of the Committee), Lord Rothschild and Arthur Siskind.

As a result of the Corporate Governance Committee's recommendations, the Board has adopted a revised Memorandum on Corporate Governance and revised terms of reference for each of the Board's standing committees. These documents have been published on the Company's website at www.sky.com/corporate.

                                    - ends -


Further information:

Press:
Julian Eccles        Tel: 020 7705 3267
E-mail: corporate.communications@bskyb.com

Analysts/Investors:
Neil Chugani          Tel: 020 7705 3837
Andrew Griffith       Tel: 020 7705 3118
E-mail: investor-relations@bskyb.com


Notes to Editors

1. Following the corporate governance review and the Board appointments, the BSkyB Board will comprise fifteen members as follows:

James Murdoch             Executive Director, Chief Executive
Martin Stewart            Executive Director, Chief Financial Officer
(see note 3)
Chase Carey               Non-executive Director
David DeVoe               Non-executive Director
David Evans               Independent non-executive Director
Nicholas Ferguson         Independent non-executive Director
Andy Higginson*           Independent non-executive Director
Allan Leighton            Independent non-executive Director
Rupert Murdoch            Non-executive Director, Chairman
Jacques Nasser            Independent non-executive Director
Gail Rebuck               Independent non-executive Director
Lord Rothschild           Senior independent non-executive Director,
                          Deputy Chairman
Arthur Siskind            Non-executive Director
Lord St John of Fawsley   Non-executive Director
Lord Wilson of Dinton     Independent non-executive Director

* From 1 September 2004.

2. Under its terms of reference, a Committee of the Board may invite to attend Committee meetings such persons, or issue standing invitations to such persons, as it deems appropriate. The Audit Committee has issued standing invitations to Arthur Siskind and David DeVoe to attend Audit Committee meetings and the Remuneration Committee has issued standing invitations to Rupert Murdoch and David DeVoe to attend Remuneration Committee meetings, in each case with non-voting observer only status.

3. On 4 February 2004, the Company announced that Martin Stewart, Chief Financial Officer, will resign as a Director of BSkyB on the earlier of the 4 August 2004 and the appointment of his successor. It is expected that Mr Stewart's successor will join the Board on such an appointment.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 15 June 2004                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary